UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                       AMERICAN RADIO SYSTEMS CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   029161 10 6
                                 (CUSIP Number)

                                Arthur C. Kellar
                              116 Huntington Avenue
                           Boston, Massachusetts 02116
                                 (617) 375-7500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No. 029161106                                           Page 2 of 6 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Arthur C. Kellar
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                   (b) |_|
           Not Applicable
3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

           Not Applicable
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       1,868,247 Class A; See Items 3 and 5(a)
       BENEFICIALLY
         OWNED BY           8          SHARED VOTING POWER
           EACH
         REPORTING                     350,000
          PERSON            9          SOLE DISPOSITIVE POWER
           WITH
                                       1,868,247 Class A; See Items 3 and 5(a)
                            10         SHARED DISPOSITIVE POWER

                                       350,000


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,218,247 Class A; See Items 3 and 5(a)
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                         o


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 9.4%; See Items 3 and 5(a)
14         TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 029161106                                         Page 3 of 6 Pages



Item 1.  Security and issuer.

         This statement relates to the Class A Common stock, $.01 par value per share (the "Class A Common Stock"), of American Radio Systems Corporation, a Delaware corporation ("American" or the "Issuer"). The principal executive offices of American are at 116 Huntington Avenue, Boston, Massachusetts, 02116.

Item 2.  Identity and background.

         (a) This statement is filed pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Arthur C. Kellar.

         (b) The business address of Arthur C. Kellar is 116 Huntington Avenue, Boston, Massachusetts, 02116.

         (c) Mr. Kellar is a Director of American Radio Systems Corporation, 116 Huntington Avenue, Boston, Massachusetts, 02116.

         (d), (e) During the last five years, Mr. Kellar has not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Kellar is a citizen of the United States.

Item 3.  Source and amount of funds or other consideration.

         On April 4, 1997 the transactions contemplated by the Agreement and Plan of Merger, dated August 5, 1996, as amended on September 27, 1996 (the "Merger Agreement"), by and among American, American Merger Corporation, a
Delaware corporation and a wholly owned subsidiary of American ("American Subsidiary"), and EZ Communications, Inc. ("EZ") were consummated, pursuant to which EZ merged with and into American, the surviving corporation (the "Merger"). The consideration for the Merger consisted of the exchange of each share of EZ Common Stock for (i) .9 share of American Class A Common Stock, except that cash was paid in lieu of fractional shares, and (ii) a cash payment of $11.75. The Class A Common Stock acquired by the stockholders of EZ pursuant to the Merger was registered under the Securities Act of 1933, as amended (the "Act") by American on registration statements (File No. 333- 15231 and File No. 333-16155)

                                 SCHEDULE 13D/A


CUSIP No. 029161106                                          Page 4 of 6 Pages

         Arthur C. Kellar founded EZ and, until April 4, 1997, was its principal and controlling stockholder and Chairman of the Board. In exchange for his shares of EZ Common Stock, Mr. Kellar acquired 2,218,247 shares of Class A Common Stock of American pursuant to the Merger.

         As a condition of the Merger, pursuant to the Stockholder Agreement, dated April 4, 1997, by and among American, Mr. Kellar and Alan L. Box (the "Stockholder Agreement"), American increased the size of its Board of Directors to include Mr. Kellar and Mr. Box, effective April 4, 1997, the effective date of the Merger.

Item 4.  Purpose of transaction.

         Mr. Kellar has acquired the shares reported herein for investment purposes. The acquisition was incidental to the Merger, as described above in
Item 3. Mr. Kellar currently serves as a director until the next annual meeting of stockholders or until his successor is elected and qualified. Despite Mr. Kellar's current intention not to dispose of his Class A Common Stock, Mr. Kellar could subsequent to the date hereof decide (i) to dispose of any Class A Common Stock beneficially owned by him, or (ii) to acquire additional shares of Class A Common Stock, depending on the performance of the Class A Common Stock, economic developments, general market conditions and other factors. Accordingly, Mr. Kellar intends to review continuously his investment in American.

         Except as noted above, Mr. Kellar has no present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except as noted above;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as noted above;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

                                 SCHEDULE 13D/A


CUSIP No. 029161106                                         Page 5 of 6 Pages


         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) Mr. Kellar owns an aggregate of 2,218,247 shares of Class A Common Stock of American. Mr. Kellar's beneficial ownership represents approximately 9.4% of the issued and outstanding shares of Class A Common Stock.

         (b) Mr. Kellar has sole voting and investment power with respect to 1,868,347 shares of the Class A Common Stock that he beneficially owns. Mr. Kellar is a member of the Board of Directors which serves as the trustee for the Kellar Family Foundation which owns 234,000 shares. Mr. Kellar and his wife own 116,000 shares as Joint Tenants.

         (c)  Not Applicable.

         (d)  Not Applicable.

         (e)  Not Applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Not Applicable.

Item 7.  Material to be filed as exhibits.

         Not Applicable.

                                 SCHEDULE 13D/A


CUSIP No. 029161106                                          Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997






                                          By: /s/ Joseph W. Conroy
                                              **Attorney-in-Fact**